Exhibit 99.01

FOR IMMEDIATE RELEASE

Buenos Aires, Argentina, July 5, 2012 – Arcos Dorados Holdings Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”), Latin America’s largest restaurant chain and the world’s largest McDonald’s franchisee, announced today that the Board of Directors approved the payment of the second 2012 dividend installment for a total amount of US$ 12,508,906.  The second cash dividend payment amounting to US$0.0597 per share of outstanding Class A and Class B shares will be distributed July 20, 2012, to shareholders of record at the close of business on July 18, 2012.

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About Arcos Dorados

Arcos Dorados is the world’s largest McDonald’s franchisee in terms of systemwide sales and number of restaurants, operating the largest quick service restaurant (“QSR”) chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories, including Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guyana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, St. Croix, St. Thomas, Trinidad & Tobago, Uruguay and Venezuela. The Company operates or franchises 1,840 McDonald’s-branded restaurants with over 90,000 employees serving approximately 4.3 million customers a day, as of December 2011.  Recognized as one of the best companies to work for in Latin America, Arcos Dorados is traded on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: www.arcosdorados.com

For further information, please contact:
Sofia Chellew
sofia.chellew@ar.mcd.com
T: (+5411) 4711-2515
www.arcosdorados.com